Exhibit 99.1

Total and Amyris
to build a strategic partnership for biomass-based fuels and chemicals
Emeryville, California, USA and Paris, France, June 23, 2010 — Total, a major international oil and gas company, and Amyris Inc., which operates an industrial synthetic biology platform, announced today a strategic partnership encompassing Total’s investment in Amyris and a wide-spectrum master development and collaboration agreement.
Total has agreed to acquire approximately 17% equity interest in Amyris on a fully diluted basis, and will have the right to appoint a member of the Amyris Board of Directors.
Under their collaboration agreement, Total and Amyris R&D teams will work together to develop new products and build biological pathways to produce and commercialize renewable fuels and chemicals.
The partnership combines Amyris’ industrial synthetic biology platform and emerging Brazilian production capacity with Total’s technological know-how, industrial scale-up capabilities and access to markets.
“Biotechnology offers new perspectives on the conversion of biomass into molecules for biofuels and green chemistry,” emphasized Philippe Boisseau, President, Total Gas & Power. “Amyris is one of the most promising start-ups in the emerging white biotechnology field. Its technology platform is a powerful accelerator for the development of industrial production routes for several of our markets. This partnership is a milestone for Total, as we aim to become an important player in this domain.”
“Our partnership with Total represents a significant shift forward for Amyris,” said John Melo, Chief Executive Officer of Amyris. “Through our existing relationships and accomplishments, we have built Amyris to be an integrated renewable products company combining technology, production and commercialization. Now, with Total, we have a powerful ally to help us bring that vision to scale and expand our horizons to new products and new technologies.”
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About the technology
Amyris has developed advanced microbial engineering and screening technologies which modify the way microorganisms process sugar. Amyris is using this technology to develop renewable chemical and transportation fuel products. Amyris operates laboratories and a pilot plant in California and a pilot plant and demonstration facility in Brazil.
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About Amyris
Amyris is building an integrated renewable products company applying industrial synthetic biology to genetically modify microorganisms to serve as living factories. Amyris designs these microorganisms to produce defined molecules for use as renewable chemicals and transportation fuels. Amyris Brasil S.A., a subsidiary of Amyris, oversees the establishment and expansion of Amyris’s production in Brazil, including SMA Indústria Química S.A., its joint venture with Usina São Martinho, one of the largest sugar and ethanol producers in Brazil. In addition, Amyris is building fuels distribution capabilities in the United States through its subsidiary, Amyris Fuels LLC.
More information about Amyris and its subsidiaries is available at www.amyris.com or www.amyrisbrasil.com.
About Total
Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals.
As an energy producer and provider, Total is striving to diversify its supply to help meet growing energy demand in the long term. The Group is notably investing and actively taking part in a number of R&D projects in renewable energies, such as solar and biomass. www.total.com
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For more information, please contact:
Amyris:
Erin Kinsella
+1 (510) 597-4713
kinsella@amyris.com
Total:
Frédéric Texier
+33 1 47 44 38 16
frederic.texier@total.com
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Forward-Looking Statements:
This press release contains forward-looking statements, including quotations from Amyris management and statements relating to Amyris’ expectations regarding a strategic partnership arrangement. You should not place undue reliance on these forward-looking statements because they involve many risks and uncertainties that are, in some cases, beyond our control and that could materially affect actual results. Factors that could materially affect actual results include our ability to meet contract-specific technical, development and commercial milestones, and other risks that can be found in Amyris’ Registration Statement on Form S-1 dated June 22, 2010, as amended, particularly under the caption “Risk Factors.” Amyris expressly disclaims any intent or obligation to update these forward-looking statements except as required by law.